FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                              For the month of June


                                  BG Group plc
                          100 Thames Valley Park Drive
                                 Reading RG6 1PT
                                     ENGLAND

                    (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Media Information

                                  22 June 2004


BG Gas Marketing and Equatorial Guinea LNG sign Sale and Purchase Agreement for
                          Liquefied Natural Gas supply


BG Gas Marketing Ltd (BGML), a wholly-owned subsidiary of BG Group plc, announced today that it has signed a long-term agreement with Equatorial Guinea LNG Holdings Limited (EGLNG) to purchase liquefied natural gas (LNG). BGML announced on 13 May 2003 that it had signed a Letter of Understanding in relation to this supply.

The agreement provides for the supply of 3.4 million tonnes per annum of LNG for a period of 17 years, beginning in late 2007, from the LNG liquefaction plant being developed by EGLNG on Bioko Island, Equatorial Guinea. An Early Works Programme of construction has already begun and the plant is expected to be on-stream in 2007. Feedstock gas for the project will be sourced primarily from the Marathon-operated offshore Alba Field.

Martin Houston, Executive Vice President and Managing Director, North America, Caribbean and Global LNG, said: "This agreement represents an important step in building our portfolio of long-term competitively priced LNG. The USA will be the principal market for this LNG, but the agreement provides us with flexibility on the destination of the LNG, enabling BG Group to take advantage of favourable conditions in other markets."

EGLNG is jointly owned by subsidiaries of Marathon Oil Corporation and Compania Nacional de Petroleos de Guinea Ecuatorial (GEPetrol).

                                     -Ends-

There are matters discussed in this media information that are forward looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors which could cause actual results to differ from the forward looking statements, refer to the Company's annual report and accounts for the year ended 31 December 2003.

Notes to Editors

BG Group has four business segments - Exploration & Production, LNG, Transmission & Distribution and Power Generation. Active in over 20 countries on five continents, its core geographical areas are the UK, Kazakhstan, Egypt, Trinidad & Tobago, South America and India.

BG LNG Services, LLC (BGLS), a wholly owned subsidiary of BG Group, has rights over 100% of the capacity at North America's largest operating LNG import terminal, Lake Charles in Louisiana, which has the capability to receive, store, vaporise and deliver an average send-out of 630 million standard cubic feet per day (mmscfd). In March 2003, the Federal Energy Regulatory Commission (FERC) gave approval for expansion of the terminal to 1.2 billion cubic feet per day
(bcfd). This first phase expansion is expected to commence operations at the beginning of 2006. On 2 February 2004, BGLS reached agreement with Trunkline LNG and Trunkline Gas for a further expansion, which will result in an increase of terminal send-out to 1.8 bcfd from the middle of 2006. This second phase expansion is subject to approval of FERC.

BGLS, in conjunction with Keyspan, is also seeking to develop and upgrade an LNG terminal at Providence, Rhode Island. If successful, this may be the first import terminal to open in the USA for several years.

In December 2003, BGLS and BGML completed an agreement with El Paso Merchant Energy (EPME) to acquire all of EPME's capacity in the Elba Island LNG regasification terminal near Savannah in Georgia and related LNG purchase and gas sale agreements. Through a services agreement with the terminal owner, Southern LNG Inc, BGLS will, from 1 January 2004 to 1 December 2023, hold firm capacity rights at the terminal of 446 mmscfd.


Enquiries

Media
Jonathan Miller or Chris Carter              +44 (0) 118 929 3188/2597
Out of hours pager                           +44 (0) 7693 309 543

Investor Relations
Chris Lloyd, Brian McCleery or
Helen Parris                                 +44 (0) 118 929 3025

Website: www.BG-Group.com


PR 10995


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 22 June 2004                            By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary